The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

August 2, 2012

VIA EDGAR Mary A. Cole, Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Fidus Investment Corporation–Shelf Registration Statement on Form N-2, File No. 333-182785

Dear Ms. Cole:

Fidus Investment Corporation (the “Company”) filed a universal shelf registration statement on Form N-2, File No. 333-182785 (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR on July 20, 2012. The Registration Statement registers the offer and sale, by the Company, from time to time (in one or more offerings or series, together or separately) of up to $300,000,000 of the Company’s common stock, preferred stock, subscription rights, debt securities, or warrants representing rights to purchase shares of the Company’s common stock, preferred stock or debt securities, pursuant to Rule 415 under the Securities Act. The Company completed its initial public offering in June 2011 and has filed the Registration Statement in order to provide greater flexibility to raise capital in the future should an opportunity arise.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement on Form N-2, File No. 333-172550, filed in connection with the Company’s IPO and declared effective on June 20, 2011 (the “IPO Registration Statement”). The Registration Statement updates the IPO Registration Statement primarily to include a description of the Company’s preferred stock, subscription rights, debt securities and warrants that the Company may offer and sell from time to time pursuant to the Registration Statement, audited financial statements for the year-ended December 31, 2011, unaudited financial statements for the quarter ended March 31, 2012 and current information for the Company’s management and Board of Directors. The Registration Statement updates certain items in the IPO Registration Statement that have already been included in filings made pursuant to the Securities Exchange Act of 1934, including financial information for the first quarter of 2012 as reported in the Company’s Quarterly Report on Form 10-Q filed on May 3, 2012.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (901) 543-5918 or via email at hwbrown@bassberry.com.

Sincerely,

/s/ Helen W. Brown

Helen W. Brown

bassberry.com